SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549


********************************************
              In the Matter of
     Alliant Energy Corporation, et al.                    CERTIFICATE
                                                           PURSUANT TO
              File No. 70-10249                               RULE 24

(Public Utility Holding Company Act of 1935)
*********************************************

     This Certificate of Notification (the "Certificate") is filed by Alliant Energy Corporation ("Alliant Energy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and its wholly-owned subsidiary, Alliant Energy Resources, Inc. ("Resources"), in connection with the transactions proposed in the Form U-1 Application-Declaration (the "Application-Declaration"), as amended, of Alliant Energy and Resources (collectively, the "Applicants") in File No. 70-10249. These transactions were authorized by order of the Securities and Exchange Commission (the "Commission") dated December 28, 2004 (the "Order").

This Certificate is for the period covering January 1, 2005 -
March 31, 2005 (hereinafter referred to as the "period").

The Applicants hereby certify the matters set forth below pursuant to Rule 24 of the rules under the Act:

      1. The sales of any common stock or preferred securities by Alliant Energy and the purchase price per share and the market price per share at the date of the agreement of sale.

      ANSWER:

      See attached Exhibit A


      2. The total number of shares of Alliant Energy common stock issued or issuable under options granted during the quarter under employment benefit plans and dividend reinvestment plans including any employee benefit plans or dividend reinvestment plans later adopted.

      ANSWER:

      See attached Exhibit B

      3. If Common Stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquirer.

      ANSWER:

      None


      4.  The amount and terms of any Preferred Stock, Preferred
      Securities, and Long-term Debt issued by Alliant Energy or
      IP&L, directly or indirectly through a Financing Subsidiary, during the quarter, and the amount and terms of any Long-term Debt issued by WRP during the quarter.

      ANSWER:

      None


      5. The maximum amount of Short-term Debt of Alliant Energy, IP&L and WRP outstanding during the quarter and the effective cost or range of effective costs for such Short-term Debt during the quarter.

      ANSWER:

      The maximum amount of Short-term Debt of Alliant Energy outstanding during the quarter was $0.

      The maximum amount of Short-term Debt of IP&L outstanding during the quarter was $39 million. The range of effective costs during the quarter was 2.27 to 2.92%.

      The maximum amount of Short-term Debt of WRP outstanding during the quarter was $300,000. The effective cost during the quarter was 3.09%.


      6.  The amount of any Alliant Energy Guarantee or
      Non-Utility Subsidiary Guarantee issued during the quarter, and the company on whose behalf such guarantee was issued.

      ANSWER:

      See attached Exhibit C

      7.  The notional amount and principal terms of any Interest
      Rate Hedges or Anticipatory Hedges entered into during the quarter and the identity of the parties to such instruments.

      ANSWER:

      None

      8. The amount and terms of any intercompany loan made to a less than wholly-owned Non-Utility Subsidiary at interest rates and maturities designed to provide a return to the lending company of not less than its effective cost of capital.

      ANSWER:

      None



      9. The name, parent company and amount invested in any Intermediate Subsidiary during the quarter.

      ANSWER:

      See attached Exhibit D


      10. With respect to each Financing Subsidiary that has been formed during the quarter, a representation that the financial statements of the parent of such Financing Subsidiary shall account for the Financing Subsidiary in accordance with generally accepted accounting principles an further, with respect to each such entity, (i) the name of the Financing Subsidiary, (ii) the amount invested by the parent in such Financing Subsidiary, and (iii) the amount and terms of any securities issued by any Financing Subsidiary during the reporting period which shall also separately show the outstanding balance of all securities issued by such Financing Subsidiaries during the Authorization Period.

      ANSWER:

      Alliant Energy Corporation did not form any financing subsidiaries during the period from January 1, 2005 through March 31, 2005.


      11. If any Financing Subsidiaries are "Variable Interest Entities" ("VIEs"), as that term is used in FASB Interpretation 46R, "Consolidation of Variable Interest Entities", a description of any financing transactions conducted during the reporting period that were used to fund such VIEs, and, if any financing proceeds are used for VIEs, a description of the accounting for such transaction under the FASB Interpretation 46R.

      ANSWER:

      None

      12. The amount and a description of any Energy Assets acquired during the quarter.

      ANSWER:

      Alliant Energy did not acquire any "energy assets" during the period from January 1, 2005 through March 31, 2005.


      13. A list of U-6B-2 forms filed with the Commission during the quarter, including the name of filing entity and the date of the filing.

      ANSWER:

      Alliant Energy Corporate Services, Inc. filed a U-6B-2 on
      February 15, 2005.
      Wisconsin Power and Light Company, Inc. filed a U-6B-2 on
      February 8, 2005.


      14. Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including Alliant Energy, that has engaged in jurisdictional financing transactions authorized in this proceeding during the quarter.

      ANSWER:

      Incorporated by reference to Alliant Energy's Form 10-Q for the quarter ended March 31, 2005.


      15. A computation in accordance with rule 53(a) setting forth Alliant Energy's aggregate investment in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the Requested EWG/FUCO Investment Authority.

      ANSWER:

      See attached  Exhibit E


      16. A chart showing Alliant Energy's aggregate investment in each EWG or FUCO compared to the EWG/FUCO Investment Authority. The chart should also identify any new EWG or FUCO, compared to the Requested EWG/FUCO Investment Authority, in which Alliant Energy has invested or committed to invest during the preceding quarter.

      ANSWER:

      See attached  Exhibit E

      17.  The consolidated capitalization ratio of Alliant
      Energy, with consolidated debt to include all short-term debt and all other system debt, both recourse and nonrecourse, including debt of EWGs and FUCOs.

      ANSWER:

      See attached Exhibit F


      18.  The market-to-book ratio of Alliant Energy's common stock.

      ANSWER:

      See attached Exhibit G


      19. Analysis of the growth in consolidated retained earnings that segregates total earnings growth of EWGs and FUCOs from that attributable to other subsidiaries of Alliant Energy.

      ANSWER:

      See attached Exhibit H


      20. A statement of revenues and net income for each EWG and FUCO for the twelve months ending as of the end of that quarter.

      ANSWER:

      See attached  Exhibit I

                                S I G N A T U R E

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Certificate to be signed on their behalf by the undersigned thereunto duly authorized.



                               ALLIANT ENERGY CORPORATION



                               By:  /s/Thomas L. Hanson
                                    ------------------------
                                    Name:   Thomas L. Hanson
                                    Title:  Vice President and Treasurer


May 27, 2005

Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit A
Report Period:  Jaunuary 1, 2005 - March 31, 2005

Item 1:
The sales of any common stock or preferred securities by Alliant Energy and the purchase price per share and the market price per share at the date of the agreement of sale.


------------------------------------
       Long-term Equity
       Incentive Plan
------------------------------------
    Date        Exercised    Price
                 Options
------------------------------------
  1/31/2005       49,895     $16.820
------------------------------------
  2/1/2005        4,906      $16.820
------------------------------------
  2/2/2005        3,016      $16.820
------------------------------------
  2/3/2005        8,728      $16.820
------------------------------------
  2/4/2005        7,958      $16.820
------------------------------------
  2/4/2005        1,790      $16.820
------------------------------------
  2/7/2005        3,117      $16.820
------------------------------------
  2/9/2005        1,900      $16.820
------------------------------------
  2/10/2005       3,975      $16.820
------------------------------------
  2/11/2005       5,389      $16.820
------------------------------------
  2/15/2005       4,855      $16.820
------------------------------------
  2/16/2005       10,367     $24.900
------------------------------------
  2/16/2005       17,850     $16.820
------------------------------------

Total            123,746

Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit B
Report Period:  Jaunuary 1, 2005 - March 31, 2005

Item 2:
The total number of shares of Alliant Energy common stock issued or issuable under options granted during the quarter under employment benefit plans and dividend reinvestment plans including any employee benefit plans or dividend reinvestment plans later adopted.


------------------------------------------------------------------
                                    Original
                                      Issue
              ----------------------------------------------------
               Shareowner               Long-term Equity
    Date      Direct Plan     401(k)       Incentive        Total
                                            Plan
------------------------------------------------------------------
  1/3/2005                                 74,723           74,723
------------------------------------------------------------------
  1/18/2005      28,016                                     28,016
------------------------------------------------------------------
  1/31/2005                                48,850           48,850
------------------------------------------------------------------
  2/15/2005                   51,585                        51,585
------------------------------------------------------------------
  2/15/2005     118,524                                    118,524
------------------------------------------------------------------
  2/24/2005                               (4,234)          (4,234)
------------------------------------------------------------------
  3/15/2005      13,792                                     13,792
------------------------------------------------------------------
    TOTAL       160,332       51,585      119,339          331,256
------------------------------------------------------------------

Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit C
Report Period:  January 1, 2005 - March 31, 2005


Item  6:
The  amount  of  any  Alliant  Energy  Guarantee  or  Non-Utility
Subsidiary Guarantee issued during the quarter, and the company on whose behalf such guarantee was issued.



Guarantor                   On Behalf Of               Purpose             Name of             Date of        Date of        Amount
                                                                       Guaranteed Party   Issue/Amendment   Expiration    Guaranteed
------------------------  --------------------------   -------------   -----------------  ----------------  -----------   ----------
Alliant Energy Resources  Williams Bulk Transfer,Inc.  Coal purchases   COALSALES, Inc.       2/8/2005       12/31/2007     $250,000


Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit C - (continued)
Report Period:  Jaunuary 1, 2005 - March 31, 2005


Item  6:
The  amount  of  any  Alliant  Energy  Guarantee  or  Non-Utility
Subsidiary Guarantee issued during the quarter, and the company on whose behalf such guarantee was issued.




                                                                               Name of                                     Amount
Guarantor      On Behalf Of                         Purpose                Guaranteed Party             Period           Guaranteed
------------------------------------------------------------------------------------------------------------------------------------
Bonds:

Alliant Energy    IPL/AECS                 Worker's Compensation Bond    State of Minnesota     1/1/2005-1/1/2006      $     380,000

Alliant Energy    RMT                      Right of Way Bond             City of Waco, TX       2/18/2005-2/18/2006    $       4,000

Alliant Energy    Cogenex                  Performance/Payment Bond      New York State DOC     2/11/2005-2/11/2006    $   1,988,356
                                                                         Ossining

Alliant Energy    Alliant Energy EPC LLC   Tax Bond                      State of Nebraska      3/2/2005-3/2/2006      $      33,900

Alliant Energy RMT                         Contractors Bond              State of Oregon        3/27/2005-3/27/200     $      15,000


Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit D
Report Period:  Jaunuary 1, 2005 - March 31, 2005


Item 9:
The name, parent company and amount invested in any intermediate subsidiary or financing subsidiary during the quarter and the amount and terms of any securities issued by those subsidiaries during the quarter.



Alliant Energy Corporation formed the following intermediate subsidiaries during the period from January 1, 2005 through March 31, 2005. The intermediate subsidiary is designated with an asterisk while its parent company is designated as such. The amounts in parenthesis represent the amount (in millions of dollars) of investment in that intermediate subsidiary.

Alliant Energy Corporation
  Alliant Energy Resources, Inc.
    Alliant Energy International, Inc.
      LDM Utility Co., S.A. de C.V. (Parent)
        Laguna del Mar RSC, S.A. de C.V.* - ($-)
          Administradora Laguna del Mar, S.A.de C.V.* - ($-)
          Laguna del Mar LLC* - ($-)
        LDM Electric Supply Co., S.A. de C.V.* - ($-)

Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit E
Report Period:  Jaunuary 1, 2005 - March 31, 2005

Item 15:
A computation in accordance  with rule 53(a) setting forth Alliant
Energy's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the EWG/FUCO Investment Authority.


Item 16:
A chart showing Alliant Energy's aggregate investment in each EWG or FUCO compared to the EWG/FUCO Investment Authority. The chart should also identify any new EWG or FUCO, compared to the Requested EWG/FUCO Investment Authority, in which Alliant Energy has invested or committed to invest during the preceding quarter.

March 31, 2005





                                                                                                  Aggregate
                                                                 Investments     Commitments      Investment
                                                                 ---------------------------------------------
                                                                             (dollars in millions)

Alliant Energy Operaciones de Mexico, S. de R.L. de C.V.         $     -        $      -         $     -
Alliant Energy Servicios de Mexico, S. de R.L. de C.V.                 -               -               -
Anhui New Energy Heat & Power Co. Ltd.                               12.3              -              12.3
Catleo Energia S.A.                                                    -               -               -
Companhia de Electricidade de Nova Friburgo S.A.                       -               -               -
Companhia Energetica da Borborema S.A.                                 -               -               -
Companhia Forca e Luz Cataguazes-Leopoldina S.A.                      1.0              -               1.0
Empresa Energetica de Sergipe S.A.                                    0.2              -               0.2
Hebei Wuan Peak Heat and Power Co. Ltd.                               7.7              -               7.7
Henan Anfeng Electric Power Co. Ltd.                                  9.0              -               9.0
Henan Yongfeng Electric Power Co. Ltd.                               11.0              -              11.0
Infratil Ltd.                                                        15.0              -              15.0
Jiaxing JIES Power & Heat Co. Ltd.                                   13.4              -              13.4
LDM Utility Co., S.A. de C.V.                                        40.5              -              40.5
Shijiazhuang Chengfeng Cogeneration Co. Ltd.                         15.3              -              15.3
Sociedade Anonima de Eletrificacao da Paraiba S.A.                   90.2              -              90.2
Tai An Hua Feng Peak Heat and Power Co. Ltd.                          6.3              -               6.3
Tai An Xin Wen Peak Heat and Power Co. Ltd.                            -               -               -
Tangshan Peak Heat & Power Co. Ltd.                                  48.5              -              48.5
Tongxiang TIES Heat & Power Co. Ltd.                                 10.4              -              10.4
TrustPower Ltd.                                                      44.1              -              44.1
Usina Termeletrica de Juiz De Fora S.A.                              13.9              -              13.9
Zouping Peak CHP Co. Ltd.                                            15.9              -              15.9
                                                                 ----------------------------------------------
  Aggregate Investments in Foreign Utility Companies (FUCOs)        354.7              -             354.7
                                                                 ----------------------------------------------

Alliant Energy Neenah, LLC                                           56.0              -              56.0
Sheboygan Power, LLC                                                125.2           10.9             136.1
Guarantee of the debt security of a 6 Mw low Btu gas electric
generating facility in Cedar Rapids, Iowa                              -             4.1               4.1
                                                                 ----------------------------------------------
 Aggregate Investments in Electric Wholesale Generators (EWGs)      181.2           15.0             196.2
                                                                 ----------------------------------------------
  Total Aggregate Investments in EWGs and FUCOs                     535.9           15.0             550.9
                                                                 ----------------------------------------------


                                                                                Balance at             Average
                                                                              end of quarter           balance
                                                                            -----------------------------------
Alliant Energy's consolidated retained earnings at June 30, 2004                   805.9
Alliant Energy's consolidated retained earnings at September 30, 2004              859.5
Alliant Energy's consolidated retained earnings at December 31, 2004               871.9
Alliant Energy's consolidated retained earnings at March 31, 2005                  843.9
                                                                            --------------
Alliant Energy's "consolidated retained earnings" at March 31, 2005                                      845.3
(average of ending balance of four previous quarters)                                               -----------

Amount remaining under the Requested EWG/FUCO Investment Authority.                                 $    294.4
                                                                                                    ===========

Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit F
Report Period:  Jaunuary 1, 2005 - March 31, 2005


Item 17:
The consolidated capitalization ratio of Alliant Energy, with consolidated debt to include all short-term debt and all other system debt, both recourse and nonrecourse, including debt of EWGs and FUCOs.


Alliant Energy Corporation Consolidated Statement of Capitalization
March 31, 2005
(amounts in millions of dollars)
                                                      Amounts         Percentage
                                                      --------------------------

Common equity                                         $   2,539.9         48.79%
Cumulative preferred stock                                  243.8          4.68%
Consolidated debt (1)                                     2,422.2         46.53%
                                                      --------------------------
                                                      $   5,205.9        100.00%
                                                      ==========================

(1)
Long-term debt, net (excluding current portion)       $   2,204.5
Current maturities                                          102.8
Variable rate demand bonds                                   39.1
Commercial paper                                             36.0
Other short-term borrowings                                  39.8
                                                      ------------
                                                      $   2,422.2
                                                      ============

Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit G
Report Period:  Jaunuary 1, 2005 - March 31, 2005


Item 18:
The market-to-book ratio of Alliant Energy's common stock.



Market value per share at March 31, 2005                          $        26.78
Common equity at March 31, 2005 (in millions)                     $      2,539.9
Total shares outstanding at March 31, 2005                           116,196,818
Book value per share at March 31, 2005                            $        21.86
Market-to-book ratio of Alliant Energy's common stock                    122.51%
                                                                 ===============

Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit H
Report Period:  Jaunuary 1, 2005 - March 31, 2005


Item 19:
Analysis of the growth in consolidated retained earnings that segregates total earnings growth of EWGs and FUCOs from that attributable to other subsidiaries of Alliant Energy.

Alliant Energy Corporation
Statement of Retained Earnings
For the Three Months Ended March 31, 2005
(amounts in millions of dollars)

Beginning balance (December 31, 2004)                           $   871.9
Net income/(loss):
  From EWGs and FUCOs (*)                          (9.6)
  Other                                             12.0
                                          --------------
     Total net income/(loss)                                          2.4
Common stock dividends                                             (30.4)
                                                               ----------
Ending balance (March 31, 2005)                                 $   843.9
                                                               ==========

(*)Amount does not include the allocation of interest,tax or corporate expenses.

Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit I
Report Period:  Jaunuary 1, 2005 - March 31, 2005


Item 20:
A statement of revenues and net income for each EWG and FUCO for the twelve months ending as of the end of that quarter.





                                                                    For the twelve months ended March 31, 2005
                                                             ----------------------------------------------------

                                                                     Revenues                   Net Income/(Loss)
                                                             -----------------------       -----------------------
                                                                             (dollars in millions)
Alliant Energy Neenah, LLC                                   $         14.6                  $       1.6
Alliant Energy Operaciones de Mexico, S. de R.L. de C.V.                0.6                         (0.3)
Alliant Energy Servicios de Mexico, S. de R.L. de C.V.                  0.5                          0.0
Anhui New Energy Heat & Power Co. Ltd.                                 26.2                          1.0
Catleo Energia S.A.                                                    15.6                         10.3
Companhia de Electricidade de Nova Friburgo S.A.                       24.0                          2.6
Companhia Energetica da Borborema S.A.                                 29.7                          3.9
Companhia Forca e Luz Cataguazes-Leopoldina S.A.                       88.2                         (4.2)
Empresa Energetica de Sergipe S.A.                                    121.6                          6.0
Hebei Wuan Peak Heat and Power Co. Ltd.                                 5.8                         (2.2)
Henan Anfeng Electric Power Co. Ltd.                                   11.1                          0.2
Henan Yongfeng Electric Power Co. Ltd.                                 11.0                          0.4
Infratil Ltd. (*)                                                     111.1                         32.9
Jiaxing JIES Power & Heat Co. Ltd.                                     27.8                          0.5
LDM Utility Co., S.A. de C.V.                                           0.2                         (2.0)
Sheboygan Power, LLC.                                                     -                         (0.3)
Shijiazhuang Chengfeng Cogeneration Co. Ltd.                           12.7                          0.5
Sociedade Anonima de Eletrificacao da Paraiba S.A.                    151.9                          8.4
Tai An Hua Feng Peak Heat and Power Co. Ltd.                            9.4                          2.9
Tai An Xin Wen Peak Heat and Power Co. Ltd.                             7.1                          0.7
Tangshan Peak Heat and Power Co. Ltd.                                  29.2                          5.3
Tongxiang TIES Heat & Power Co. Ltd.                                   13.2                          0.5
TrustPower Ltd. (*)                                                   388.7                         47.2
Usina Termeletrica de Juiz De Fora S.A.                                33.6                          7.8
Zouping Peak CHP Co. Ltd.                                              21.2                          1.3



(*)The most recently available information for Alliant Energy's FUCOs in New Zealand is the twelve months ended December 31, 2004.